January 26, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-10552)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, UNATION, LLC, which reorganized as UNATION, Inc. effective January 1, 2018 (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10552), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2016 and qualified by the Commission on September 30, 2016, and requalified following the filing of a post-qualification amendment on June 30, 2017. The Offering Statement relates to the public offering of the Company’s Non-Voting Series C Units (the “Series C Units”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. No Series C Units have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ John Bartoletta

John Bartoleta

Chief Executive Officer and Director

UNATION, Inc.